

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2009

David Koontz
Chief Financial Officer
WLG Inc.
920 East Algonquin Road, Suite 120
Schaumburg, IL 60173

      Re: WLG Inc.
              Form 10-K: For the fiscal year ended December 31, 2008
              Commission file number: 333-113564

Dear Mr. Koontz:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Lyn Shenk
                    Branch Chief